Exhibit 3.2

CERTIFICATE OF ASSISTANT SECRETARY

OF

MISSION COMMUNITY BANCORP

A California Corporation

I am the duly elected, qualified and acting Assistant Secretary of MISSION COMMUNITY BANCORP, a California corporation (the “Corporation”), and hereby certify that the following amendment to Article III, Section 3.2, of the Bylaws of the Corporation was adopted by written consent of the Board of Directors of the Corporation  on January 12, 2009:

RESOLVED, that Article III, Section 3.2, of the Corporation’s Bylaws be amended to add the following sentence at the end of such Section 3.2:

“Notwithstanding anything in these bylaws to the contrary, for so long as the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series D (the “Designated Preferred Stock”) is outstanding:  (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Article III, Section 3.2 of these bylaws); and (ii) this sentence may not be modified, amended or repealed by the Corporation’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the stockholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.”

Dated as of January 12, 2009	/s/ Cindy Harrison
Cindy Harrison, Assistant Secretary